                            [REGISTER.COM LETTERHEAD]

                                                       July 22, 2005

VIA EDGAR CORRESPONDENCE
------------------------
Thomas Flinn, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

    Re:   REGISTER.COM, INC. (the "Company")
          Form 8-K filed June 6, 2005
          File No. 0-29739

Dear Mr. Flinn:

          Reference is made to the comments of the staff (the "Staff") of the
Securities and Exchange Commission (the "Commission") included in the letter dated July 11, 2005 (the "Comment Letter") from Thomas Flinn to the undersigned with regard to the Company's Form 8-K filed June 6, 2005.

          This letter is being submitted on behalf of the Company and reflects the Company's responses to the Staff's comments. For ease of reference, we have reproduced each of the Staff's comments just above the applicable response.

Comment No. 1

Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response to Comment No. 1

Please see Exhibits A and B attached hereto. Exhibit A is a copy of a letter from PricewaterhouseCoopers to the Company's Audit Committee, dated November 9,
2004, informing the Audit Committee of a matter that PricewaterhouseCoopers considered to be a material weakness. Exhibit B includes the relevant portions of a PowerPoint presentation delivered by PricewaterhouseCoopers to the
Company's Audit Committee addressing reportable events and confirming that there were no disagreements with management.

Comment No. 2

Securities and Exchange Commission
July 22, 2005

Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response to Comment No. 2

Attached as Exhibit C is a schedule of 2004 year end fourth quarter adjustments identified by the Company to close the Company's books.

Attached as Exhibit D is a schedule of adjustments to year 2004 financial statements recorded in connection with or as a result of the audit.

Attached as Exhibit E is a schedule reflecting adjustments related to the
Company's financial statements for years prior to 2004. As disclosed in the
Company's Annual Report on Form 10-K for the year ended December 31, 2004, the
Company's financial statements for years prior to 2004 were restated. The impacts of the adjustments to restate the Company's financial statements for years 2000 and 2001 were shown in Item 6 "Selected Financial Data," and the impacts of the adjustments to restate the Company's financial statements for years 2002 and 2003 were shown in Note 16 to Consolidated Financial Statements.

Each of Exhibits C, D, and E shows the impact of each adjustment on pre-tax income (loss), and the net effect of all adjustments on pre-tax income (loss).
Each of the adjustments on Exhibits C, D, and E explains the calendar period to which each adjustment applies. In each case, the underlying services were performed or received, as applicable, in the calendar period indicated for each adjustment.

          The Company acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to call the undersigned at (212) 798-9273 with any questions concerning this letter.

Securities and Exchange Commission
July 22, 2005

                                                 Very truly yours,

                                                 /s/ Roni Jacobson
                                                 -----------------
                                                 Roni Jacobson
                                                 General Counsel and Secretary

cc:  Jonathan Stern, Register.com, Inc.

                                  (EXHIBIT A)

[PRICEWATERHOUSECOOPERS LOGO]
--------------------------------------------------------------------------------

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   PricewaterhouseCoopers Center
                                                   300 Madison Avenue
                                                   New York NY 10017
                                                   Telephone (646) 471 3000
November 9, 2004                                   Facsimile (813) 286 6000

Audit Committee Members
Register.com Inc.
575 Eighth Avenue
New York, NY 10018

Dear Committee Members:

In planning and performing our work on the financial statements of Register.com
Inc. (the "Company") for the year ended December 31, 2003 auditing procedures, we considered its internal control in order to determine the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Amercian Institute of Certified Public Accountants.
A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control and its operation that we consider to be material weaknesses as defined above.

The Company does not have adequate controls and procedures in place to ensure that the financial statement impact of elections made for income tax purposes are assessed timely and that the financial statement impact of such elections are correctly reflected within the financial statements.

This letter is intended solely for the information and use of the audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

                                  (EXHIBIT B)

                               Register.com, Inc.

                        Results of 2004 Integrated Audit

                          Audit Committee Presentation
                                 April 29, 2005

   This report is intended solely for the information and use of the Board of
      Directors and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

--------------------------------------------------------------------------------
2004 Significant Matters
--------------------------------------------------------------------------------

Five Material Weaknesses were Identified:

     o   Revenue Recognition

     o   Invoice and Transaction processing

     o   Income Taxes

     o   Pro Forma Stock-Based Compensation Footnote Disclosure

     o   System Restricted Access

PricewaterhouseCoopers LLP                                                Page 6

Required Communications Update For Year Ended
December 31, 2004
--------------------------------------------------------------------------------

Matter to be Communicated      Our Response
--------------------------------------------------------------------------------
Audit adjustments              Significant audit adjustments in connection with
                               our audit work to date relate to:

                                  Recorded by Management:
                                  -----------------------
                                  o  The significance of the premature
                                  recognition of revenue related to both
                                  current and prior years resulted in a
                                  restatement of prior periods
                                    --  Full-month convention for revenue
                                        recognition for all marketing divisions
                                    --  Early renewals for Corporate Services
                                        (US only) and GPN
                                    --  Transfers in for Corporate Services (US
                                        only) and GPN
                                    --  Transfers out for Corporate Services
                                        (US only) and GPN
                                    --  Credits for Corporate Services (US
                                        only) and GPN
                                  o  Modification in the treatment of Auction
                                     Rate Securities.
--------------------------------------------------------------------------------
Potential effect on the           Material Weaknesses as noted on page 6 has
financial statements              been disclosed under Item 9A of the Form 10-K.
of any significant risks
and exposures                     Other significant risks and disclosures
                                  (legal and business related) have been
                                  disclosed in the Form 10-K.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PricewaterhouseCoopers LLP                                                Page 8

Required Communications Update For Year Ended
December 31, 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Matter to be Communicated                         Our Response
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Major issues discussed with        There were no major issues discussed with
management prior to retention      management prior to retention.
--------------------------------------------------------------------------------
Disagreements with management      None.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PricewaterhouseCoopers LLP                                                Page 9

                                  (EXHIBIT C)

                                Register.com Inc.
           Year end fourth quarter 2004 adjustments identified by the
                           Company to close the books
                              Amounts in thousands



                                                                                                                          Impact on
                                                                                                                        pre-tax net
Financial statement line item                                                            Debit             Credit     income (loss)
------------------------------------------------------------------------------------------------------------------------------------

Deferred revenue                                                                       $    62
Net revenues                                                                           $     6                           $       (6)
Accounts receivable                                                                                        $   68

To reverse billings rendered in Q4 2004 which were determined to be incorrect due to systems error.
The error occurred in the Q4 2004, was identified in Q4 2004 and the adjustment was made in Q4 2004.

Deferred revenue                                                                       $    69
Accounts Receivable                                                                                        $   75
Net revenues                                                                           $     6                           $       (6)

To reverse billings for domains renewed in Q4 2004 prior to receipt of order confirmation from the customer. The billings were rendered in Q4 04, they were identified as being incorrect in Q4 04, and the adjustment was made in Q4 2004

Deferred revenue                                                                                           $   49
Accounts receivable                                                                    $    49

To adjust accounts receivable from credit card companies at 12/31/04 as per reconciliation of general ledger Credit Card AR account to statements from Paymentech (the company's credit card payments processor).

General and administrative expense                                                     $   475                           $     (475)
Accounts payable and accrued expenses                                                                       $ 475

To accrue 2004 year end audit fee as approved by the Audit Ctee on 12/14/04. The fees for performing the year end 2004 audit are chargeable to expense in the 2004 financial statements.

Short term investments                                                                 $   250
Cash and cash equivalents                                                                                  $  250

To reclassify a security with a maturity of more than 90 days into short term investments as of 12/31/04.

Accounts payable and accrued expenses                                                  $    37
Cost of revenues                                                                                           $   37        $       37

To adjust cost of revenues for Q4 2004 for errors related to migration of data from old system to new system. The data migration errors occurred in Q4 2004, they were discovered in Q4 2004, and the adjustment was made in Q4 2004.

General and administrative expense                                                                         $  560        $      560
Accounts payable and accrued expenses                                                  $   560

To reduce accrued liability for 2004 bonus plan, based on actual bonuses to be paid for 2004. The determination of actual bonuses to be paid for 2004 was made on 3/4/05, and because the 2004 financial statements had not yet been finalized by that date, it was appropriate to record this adjustment in the 2004 financial statements.


                                Register.com Inc.
           Year end fourth quarter 2004 adjustments identified by the
                           Company to close the books
                              Amounts in thousands



                                                                                                                          Impact on
                                                                                                                        pre-tax net
Financial statement line item                                                            Debit             Credit     income (loss)
------------------------------------------------------------------------------------------------------------------------------------

General and administrative expense                                                     $   100                           $     (100)
Accounts payable and accrued expenses                                                                      $  100

To accrue fees payable to an outside law firm for work performed in Q4 2004 but not yet invoiced to the company as of 12/31/04

General and administrative expense                                                     $    10                           $      (10)
Accounts payable and accrued expenses                                                                      $   10

To accrue additional fees payable to an accounting firm for work performed in Q4 2004. Those fees had been accrued based on an estimate, but when the actual invoices were received, it was found that the original estimate was too low, therefore an adjustment was recorded in Q4 2004.

General and administrative expense                                                                         $   32        $       32
Accounts payable and accrued expenses                                                  $    32

To correct Accounts Payable coding error on vendor invoice paid in Dec 2004. The invoice was rendered in Dec 2004, and was for services performed in Q4 2004, and was incorrectly initially coded to a GL expense account. However, the expense had previously been accrued, therefore the invoice should have been coded to the accrued liability account. This adjustment corrects the initial AP coding error.

Fixed assets, net                                                                                          $   98
General and administrative expense                                                                         $   49        $       49
Accounts payable and accrued expenses                                                  $   147

To correct error in a vendor invoice accrual schedule for services performed in Q4 2004. The original schedule inadvertently listed an invoice twice. The error was discovered during the Q4 2004 closing process, and this adjustment corrects the error in the original accrual schedule.

Fixed assets, net                                                                      $    10
Cost of revenues                                                                       $     8                           $       (8)
Sales and marketing expense                                                            $    76                           $      (76)
General and administrative expense                                                     $   417                           $     (417)
Accounts payable and accrued expenses                                                                      $  511

To accrue costs and expenses for services provided by vendors in Q4 2004 for which payments to such vendors were made in 2005.

General and administrative expense                                                                         $  197        $      197
Accounts receivable reserve                                                            $   197

To adjust allowance for uncollectible receivables as of 12/31/04. This adjustment was based on a review of specific customer accounts outstanding at 12/31/04 as well as a review of the accounts receivable aging at such date.


                                Register.com Inc.
           Year end fourth quarter 2004 adjustments identified by the
                           Company to close the books
                              Amounts in thousands



                                                                                                                          Impact on
                                                                                                                        pre-tax net
Financial statement line item                                                            Debit             Credit     income (loss)
------------------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                                             $ 1,521
Deferred tax asset                                                                     $ 2,260
Accounts payable and accrued expenses                                                                      $  3,862
Additional paid-in capital                                                             $    81

To adjust Q4 2004 income tax provision. This adjustment is based on Q4 2004 transactions and reflects adjustments of the tax impact on such transactions on the Q4 2004 financial statements.

General and administrative expense                                                     $ 1,400                           $   (1,400)
Accounts payable and accrued expenses                                                                      $  1,400

To accrue additional 2004 audit fees to be incurred for the 2004 audit. The initial fee estimate recorded earlier was not adequate because it did not contemplate additional work performed by the auditors related to timing of recognition of deferred revenues and prepaid costs. The fees for performing the year end 2004 audit are chargeable to expense in the 2004 financial statements.
                                                                                                                  ------------------
Net effect of above adjusments on pre-tax income for year 2004                                                             $ (1,623)
                                                                                                                  ==================


                                  (EXHIBIT D)

                                Register.com Inc.
           Fourth quarter 2004 adjustments recorded in connection with or as a result of the audit
                              Amounts in thousands



                                                                                                                           Impact on
                                                                                                                         pre-tax net
Financial statement line item                                                              Debit            Credit     income (loss)
------------------------------------------------------------------------------------------------------------------------------------

Short term investments                                                                   $ 22,925
Cash and cash equivalents                                                                                  $ 22,925

To reclassify auction rate securities as of 12/31/04 from "cash" to "short term investments"

Net revenues                                                                                               $    379         $   379
Deferred revenue                                                                         $   379
Prepaid expenses                                                                                           $    108
Cost of revenues                                                                         $   108                            $  (108)

To adjust recognition of deferred revenue and prepaid expense for Q1 2004. This is based on schedules which recalculated the revenue and related expense recognition for Q1 2004 transactions.

Net revenues                                                                                               $    379         $   379
Deferred revenue                                                                         $   379
Prepaid expenses                                                                                           $    108
Cost of revenues                                                                         $   108                            $  (108)

To adjust recognition of deferred revenue and prepaid expense for Q2 2004. This is based on schedules which recalculated the revenue and related expense recognition for Q2 2004 transactions.

Net revenues                                                                                               $     29         $    29
Deferred revenue                                                                         $    29
Prepaid expenses                                                                                           $      9
Cost of revenues                                                                         $     9                            $    (9)

To adjust recognition of deferred revenue and prepaid expense for Q3 2004. This is based on schedules which recalculated the revenue and related expense recognition for Q3 2004 transactions.

Net revenues                                                                                               $    198         $   198
Deferred revenue                                                                         $   198
Prepaid expenses                                                                                           $     56
Cost of revenues                                                                         $    56                            $   (56)

To adjust recognition of deferred revenue and prepaid expense for Q4 2004. This is based on schedules which recalculated the revenue and related expense recognition for Q4 2004 transactions.
                                                                                                                   -----------------
Net effect of above adjusments on pre-tax income for year 2004                                                                $ 704
                                                                                                                   =================


                                  (EXHIBIT E)

                                Register.com Inc.
               Prior year adjustments recorded in connection with
                        or as a result of the 2004 audit
                              Amounts in thousands



                                                                                                                       Cumulative
                                                                                                      Impact on         impact on
                                                                                                    pre-tax net    pre-tax income
Financial statement line item                                                Debit      Credit     income (loss)    for each year
----------------------------------------------------------------------------------------------------------------------------------

Retained earnings                                                            $   617                 $    (617)
Deferred revenues                                                                       $   861
Prepaid expenses                                                             $   244                                  $     (617)
                                                                                                                     ===========
To adjust recognition of deferred revenue and prepaid expense for 1999. This is based on schedules which recalculated the revenue and related expense recognition for 1999 transactions.

Retained earnings                                                            $ 2,575                 $  (2,575)
Deferred revenues                                                                       $ 3,593
Prepaid expenses                                                             $ 1,018                                  $   (2,575)
                                                                                                                     ===========
To adjust recognition of deferred revenue and prepaid expense for 2000. This is based on schedules which recalculated the revenue and related expense recognition for 2000 transactions.

Retained earnings                                                            $   935                 $   (935)
Deferred revenues                                                                       $ 1,305
Prepaid expenses                                                             $   370                                  $    (935)
                                                                                                                     ==========
To adjust recognition of deferred revenue and prepaid expense for 2001. This is based on schedules which recalculated the revenue and related expense recognition for 2001 transactions.

Short term investments                                                       $12,746
Cash and cash equivalents                                                               $12,746
To reclassify auction rate securities as of 12/31/02 as short term investments.

Net revenues                                                                 $ 1,730                 $ (1,730)
General and administrative expense                                                      $ 1,730      $  1,730

To reclassify credit memos issued in 2002 as a reduction of revenues. These credits were issued in 2002, and were initially accounted for as general and administrative expense in the 2002 financial statements, but it has now been determined that the proper classification of such credit memos was as a reduction of revenues, and accordingly the restatement of the 2002 financial statements will now reflect the proper classification of these credit memos.

Net revenues                                                                 $ 2,137                 $ (2,137)
Deferred revenue                                                                        $ 2,137
Prepaid expenses                                                             $   610
Cost of revenues                                                                        $   610      $     610

To adjust amortization of deferred revenues and related costs for 2002. This is based on a schedule which recalculated the correct recognition of revenue and related expenses for
2002 transactions.

Provision for income taxes                                                   $   528
General and administrative expense                                           $    55                 $    (55)
Accounts payable and accrued expenses                                                   $   781
Deferred tax asset                                                           $   198                                  $  (1,582)
                                                                                                                     ==========
To adjust provision for income taxes for 2002 including a reclassification of "taxes based on capital" as general and administative expense. Previously such "capital taxes" were incorrectly classified as income taxes. This adjustment reflects the tax effect of 2002 transactions.

Short term investments                                                       $13,950
Cash and cash equivalents                                                               $13,950

To reclassify auction rate securities as of 12/31/03 as short term investmentes

Net revenues                                                                 $   854                 $   (854)
Deferred revenue                                                                        $   854
Prepaid expenses                                                             $   243
Cost of revenues                                                                        $   243      $     243

To adjust amortization of deferred revenues and related costs for Q1 2003. This is based on a schedule which recalculated the correct recognition of revenue and related expenses for Q1 2003 transactions.


                                Register.Com inc.
               Prior year adjustments recorded in connection with
                        or as a result of the 2004 audit
                              Amounts in thousands



                                                                                                                       Cumulative
                                                                                                      Impact on         impact on
                                                                                                    pre-tax net    pre-tax income
Financial statement line item                                                Debit      Credit     income (loss)    for each year
----------------------------------------------------------------------------------------------------------------------------------

Net revenues                                                                 $   332                 $    (332)
Deferred revenue                                                                        $   332
Prepaid expenses                                                             $    95
Cost of revenues                                                                        $    95      $      95

To adjust amortization of deferred revenues and related costs for Q2 2003. This is based on a schedule which recalculated the correct recognition of revenue and related expenses for Q2 2003 transactions.

Net revenues                                                                 $   269                 $    (269)
Deferred revenue                                                                        $   269
Prepaid expenses                                                             $    77
Cost of revenues                                                                        $    77      $      77

To adjust amortization of deferred revenues and related costs for Q3 2003. This is based on a schedule which recalculated the correct recognition of revenue and related expenses for Q3 2003 transactions.

Net revenues                                                                            $   377      $     377
Deferred revenue                                                             $   377
Prepaid expenses                                                                        $   107
Cost of revenues                                                             $   107                 $    (107)

To adjust amortization of deferred revenues and related costs for Q4 2003. This is based on a schedule which recalculated the correct recognition of revenue and related expenses for Q4 2003 transactions.

General and administrative expense                                           $   274                 $   (274)
Accounts payable and accrued expenses                                                   $   381
Deferred tax asset                                                           $   107

To reclassify $274,000 of "taxes based on capital" applicable to year 2003 as general and administative expense; previously such "capital taxes" were incorrectly classified as income taxes. This entry also reclassifies $107,000 related to the Research & Development tax
credit for 2002 as a deferred tax asset and a current liability.                                                    $ (1,044)
                                                                                                                    ==========

Retained earnings                                                            $ 3,407
Deferred tax asset                                                                      $ 3,306
Accounts payable and accrued expenses                                                   $   101

To adjust provision for income taxes for 1999. This adjustment reflects the tax effect of
1999 transactions.

Retained earnings                                                                       $   631
Deferred tax asset                                                                      $ 1,369
Accounts payable and accrued expenses                                        $ 1,993
Additional paid-in capital                                                   $     7

To adjust provision for income taxes for 2000. This adjustment reflects the tax effect of
2000 transactions.

Retained earnings                                                                       $ 4,898
Deferred tax asset                                                           $ 4,785
Accounts payable and accrued expenses                                        $   224
Additional paid-in capital                                                              $   111

To adjust provision for income taxes for 2001. This adjustment reflects the tax effect of
2001 transactions.

Retained earnings                                                                       $ 1,108
Deferred tax asset                                                           $   448
Accounts payable and accrued expenses                                        $ 2,005
Additional paid-in capital                                                              $ 1,345

To adjust provision for income taxes for 2002. This adjustment reflects the tax effect of
2002 transactions.

Provision for income taxes                                                   $   118
Deferred tax asset                                                                      $   177
Accounts payable and accrued expenses                                                   $ 2,290
Additional paid-in capital                                                   $ 2,349

To adjust provision for income taxes for 2003. This adjustment reflects the tax effect of
2003 transactions.
